Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2023 RESULTS; ANNOUNCES 2024 FINANCIAL GUIDANCE
Rogers reports record 2023 results driven by strong execution on Shaw acquisition combined with industry-leading performance as more Canadians are choosing Rogers than any other carrier for second straight year

Rogers delivers industry-leading 2023 financial results led by strong execution by entire team
•Service revenue of $16.8 billion, up 27%
•Adjusted EBITDA1 of $8.6 billion, up 34%
•Free cash flow1 of $2.4 billion, up 36%
•2023 postpaid mobile phone nets adds of 674,000, up 24%
•Ended year with 11.6 million wireless customers and 4.2 million retail Internet customers from coast to coast

Q4 results reflect industry-leading growth in Wireless and Cable operations
•Total service revenue up 30%; adjusted EBITDA up 39%
•Wireless service revenue up 9%; adjusted EBITDA up 10%
•Q4 postpaid mobile phone net adds of 184,000; growth in pro forma Wireless blended ARPU of 1% (for Shaw Mobile); down 1% as reported
•Cable service revenue up 94%; adjusted EBITDA up 113%
•Q4 retail Internet net additions of 20,000, more than double last year

Shaw integration and synergy targets continue ahead of plan
•Industry-leading Cable margins of 56%, up from 51% last year
•Synergies realized since closing now at $375 million; exited Q4 at $750 million run rate - six months ahead of plan
•Wireless and wireline market share gains accelerating in the West supported by largest and best 5G network and only coast-to-coast Internet network

Launched transformative firsts in technology for Canadians
•Agreements for satellite-to-mobile coverage with SpaceX and Lynk Global; made Canada's first test call
•Satellite-connected wildfire sensors and AI cameras connected to Rogers' 5G network for early wildfire detection
•Essential 5G cellular connectivity on Highway 16 in B.C. providing key lifeline and improved public safety
•First carrier to activate 5G services for all riders at all TTC subway stations and busiest tunnels

Substantially reduced debt leverage ratio to 4.7 times at year-end, down over half a turn on synergy cost reductions, earnings growth, proceeds from asset sales, and commencing the payback of acquisition-related debt

Delivered on 2023 financial guidance; 2024 guidance targets robust growth
•Total service revenue growth range of 8% to 10%
•Adjusted EBITDA growth range of 12% to 15%
•Capital expenditures of $3.8 billion to $4.0 billion
•Free cash flow of $2.9 billion to $3.1 billion, compared to $2.4 billion in 2023

TORONTO (February 1, 2024) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2023.

"We delivered industry-leading results in the fourth quarter and for the full year," said Tony Staffieri, President and CEO. "We led the industry in growth, exceeded our Shaw targets, and delivered a number of innovative firsts to Canadians. We've delivered eight straight quarters of growth and I remain very confident in our future. Our industry-leading growth targets for 2024 reflect continued momentum and disciplined execution."

Rogers Communications Inc.	1	Fourth Quarter 2023

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended December 31			Twelve months ended December 31
	2023	2022	% Chg	2023	2022	% Chg

Total revenue	5,335	4,166	28	19,308	15,396	25
Total service revenue	4,470	3,436	30	16,845	13,305	27
Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Net income	328	508	(35)	849	1,680	(49)
Adjusted net income [1]	630	554	14	2,406	1,915	26

Diluted earnings per share	$0.62	$1.00	(38)	$1.62	$3.32	(51)
Adjusted diluted earnings per share [1]	$1.19	$1.09	9	$4.59	$3.78	21

Cash provided by operating activities	1,379	1,145	20	5,221	4,493	16
Free cash flow	823	635	30	2,414	1,773	36

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 28% and 30%, respectively, this quarter, driven substantially by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 9% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the acquisition of Shaw Communications Inc. (Shaw, and the Shaw Transaction). Wireless equipment revenue increased by 17%, primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 94% this quarter primarily as a result of the Shaw Transaction.

Media revenue decreased by 8% this quarter primarily as a result of lower sports-related revenue associated with a distribution from Major League Baseball in 2022.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 39% this quarter and our adjusted EBITDA margin increased by 340 basis points, as a result of improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 10%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.9%.

Cable adjusted EBITDA increased by 113% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 56.1%.

Media adjusted EBITDA decreased by $53 million, or 93%, primarily due to lower sports-related revenue as discussed above.

Net income and adjusted net income
Net income decreased by 35% this quarter, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction; higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition- and integration-related activities; and higher finance costs, partially offset by higher adjusted EBITDA. Adjusted net income2 increased by 14% this quarter, primarily as a result of higher adjusted EBITDA.

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.
2     Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income (see "Review of Consolidated Performance") and (ii) adjusted net debt, a component of debt leverage ratio and pro forma debt leverage ratio (see "Financial Condition").

Rogers Communications Inc.	2	Fourth Quarter 2023

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,379 million (2022 - $1,145 million); the increase is primarily a result of higher adjusted EBITDA, partially offset by higher interest paid. We also generated free cash flow of $823 million (2022 - $635 million), up 30% as a result of higher adjusted EBITDA, partially offset by higher interest on long-term debt and higher capital expenditures.

As at December 31, 2023, we had $5.9 billion of available liquidity3 (December 31, 2022 - $4.9 billion), consisting of $0.8 billion in cash and cash equivalents and $5.1 billion available under our bank credit and other facilities.

As a result of the Shaw Transaction, our debt leverage ratio was 4.72 as at December 31, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio3 as at December 31, 2023 was 5.0 (December 31, 2022 - 3.3). See "Financial Condition" for more information.

We also returned $265 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 31, 2024.

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the year.

Build the biggest and best networks in the country
•Invested a record $3.9 billion in capital expenditures, primarily in our wireless and wireline network infrastructure.
•Recognized as the best and most reliable wireless network in Canada for the fifth straight year by umlaut in July 2023.
•Expanded Canada's largest and most reliable 5G network to 267 new communities.
•Launched 5G service for all transit riders in the busiest sections of the Toronto Transit Commission (TTC) subway system.
•Signed agreements with SpaceX and Lynk Global to bring satellite-to-mobile phone coverage and completed Canada's first test call.
•Secured 3800 MHz spectrum licences, making Rogers the largest 5G spectrum investor.
•Invested in wildfire detection and prevention technology to help combat climate change events.
•Delivered an additional 50 kilometres of 5G cellular connectivity on Highway 16 in British Columbia to improve public safety.

Deliver easy to use, reliable products and services
•Introduced Rogers Internet and TV services to customers in Western Canada.
•Upgraded all migrated legacy Shaw Mobile customers to Rogers 5G service.
•Introduced the red Rogers Mastercard with 48-month device equal payment plan with 0% interest and up to 3% cashback value for customers.
•Introduced Ignite Self Protect for customers to self-monitor their homes with connected devices.

Be the first choice for Canadians
•Led the industry in wireless subscriber additions with 674,000 postpaid mobile phone net additions.
•Launched our "We Speak Your Language" program across all retail stores, with the goal of serving customers in their preferred language.
•Secured number-one spots for flagship radio brands 98.1 CHFI, CityNews 680, and KiSS 92.5 for the Summer 2023 ratings period.
•Helped bring Taylor Swift to Canada in 2024 for six shows in Toronto and three in Vancouver.
•Signed a long-term broadcast agreement with UFC that will bring live UFC events to Sportsnet.

3    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Fourth Quarter 2023

Be a strong national company investing in Canada
•Successfully completed the historic Shaw Transaction in April 2023.
•Repatriated the Shaw customer service teams as part of our commitment to 100% Canada-based teams.
•Expanded Connected for Success, our high-speed, low-cost Internet program to Western Canada.
•Announced a new five-year deal as title sponsor of the Shaw Charity Classic.
•Drove benefits to community organizations across Canada of over $100 million.

Be the growth leader in our industry
•Total service revenue up 27%; adjusted EBITDA up 34%.
•Generated free cash flow of $2,414 million and cash provided by operating activities of $5,221 million.
•Achieved strong Cable adjusted EBITDA margin expansion of 330 basis points; Shaw integration tracking ahead of plan.
•Delivered on industry-leading 2023 financial guidance.

Achieved 2023 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2023 financial metrics.

	2022	2023			2023
(In millions of dollars, except percentages)	Actual	Guidance Ranges			Actual		Achievement
Consolidated Guidance [1]
Total service revenue	13,305	Increase of 26%	to	increase of 30%	16,845	27%	✓
Adjusted EBITDA	6,393	Increase of 33%	to	increase of 36%	8,581	34%	✓
Capital expenditures [2]	3,075	3,700	to	3,900	3,934	n/m	✓✓
Free cash flow	1,773	2,200	to	2,500	2,414	n/m	✓

Achieved ✓	Exceeded ✓✓
n/m - not meaningful
1The table outlines guidance ranges for selected full-year 2023 consolidated financial metrics provided in our February 2, 2023 earnings release and subsequently updated on July 26, 2023. Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

2024 Outlook

For the full-year 2024, we expect growth in total service revenue and adjusted EBITDA will drive higher free cash flow. In 2024, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

	2023	2024
(In millions of dollars, except percentages; unaudited)	Actual	Guidance Ranges [1]

Consolidated Guidance
Total service revenue	16,845	Increase of 8%	to	increase of 10%
Adjusted EBITDA	8,581	Increase of 12%	to	increase of 15%
Capital expenditures [2]	3,934	3,800	to	4,000
Free cash flow	2,414	2,900	to	3,100
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2023 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2024 consolidated financial metrics. These ranges take into consideration our current outlook and our 2023 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2024 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2024 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	4	Fourth Quarter 2023

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

About Rogers

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact    Media contact

Paul Carpino    Sarah Schmidt
647.435.6470    647.643.6397
paul.carpino@rci.rogers.com    sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2023 results teleconference with the investment community will be held on:
•February 1, 2024
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2023

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2023, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2023, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedarplus.ca, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2022 Annual MD&A, our 2022 Audited Consolidated Financial Statements, our 2023 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See "Non-GAAP and Other Financial Measures" in this earnings release.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 31, 2024 and was approved by RCI's Board of Directors (the Board).

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

The results from the acquired Shaw operations are included in our segment and consolidated results from the date of acquisition, consistent with our reportable segment definitions.

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2023, first quarter refers to the three months ended March 31, 2023, second quarter refers to the three months ended June 30, 2023, third quarter refers to the three months ended September 30, 2023 and year to date or full year refer to the twelve months ended December 31, 2023. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned by Rogers Communications Inc. or an affiliate. This earnings release also includes trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the quarter, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Following the Shaw Transaction, aspects of Cable were also operated by Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	6	Fourth Quarter 2023

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Wireless	2,868	2,578	11		10,222	9,197	11
Cable	1,982	1,019	95		7,005	4,071	72
Media	558	606	(8)		2,335	2,277	3
Corporate items and intercompany eliminations	(73)	(37)	97		(254)	(149)	70
Revenue	5,335	4,166	28		19,308	15,396	25
Total service revenue [1]	4,470	3,436	30		16,845	13,305	27

Adjusted EBITDA
Wireless	1,291	1,173	10		4,986	4,469	12
Cable	1,111	522	113		3,774	2,058	83
Media	4	57	(93)		77	69	12
Corporate items and intercompany eliminations	(77)	(73)	5		(256)	(203)	26
Adjusted EBITDA [2]	2,329	1,679	39		8,581	6,393	34
Adjusted EBITDA margin [2]	43.7%	40.3%	3.4	pts	44.4%	41.5%	2.9	pts

Net income	328	508	(35)		849	1,680	(49)
Basic earnings per share	$0.62	$1.01	(39)		$1.62	$3.33	(51)
Diluted earnings per share	$0.62	$1.00	(38)		$1.62	$3.32	(51)

Adjusted net income [2]	630	554	14		2,406	1,915	26
Adjusted basic earnings per share [2]	$1.19	$1.10	8		$4.60	$3.79	21
Adjusted diluted earnings per share [2]	$1.19	$1.09	9		$4.59	$3.78	21

Capital expenditures	946	776	22		3,934	3,075	28
Cash provided by operating activities	1,379	1,145	20		5,221	4,493	16
Free cash flow	823	635	30		2,414	1,773	36
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	7	Fourth Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	2,020	1,856	9		7,802	7,131	9
Equipment revenue	848	722	17		2,420	2,066	17
Revenue	2,868	2,578	11		10,222	9,197	11

Operating expenses
Cost of equipment	846	734	15		2,396	2,115	13
Other operating expenses	731	671	9		2,840	2,613	9
Operating expenses	1,577	1,405	12		5,236	4,728	11

Adjusted EBITDA	1,291	1,173	10		4,986	4,469	12

Adjusted EBITDA margin [1]	63.9%	63.2%	0.7	pts	63.9%	62.7%	1.2	pts
Capital expenditures	334	421	(21)		1,625	1,758	(8)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg		2023	2022	Chg

Postpaid mobile phone [2,3]
Gross additions	703	537	166		2,007	1,523	484
Net additions	184	193	(9)		674	545	129
Total postpaid mobile phone subscribers [4]	10,498	9,392	1,106		10,498	9,392	1,106
Churn (monthly)	1.67%	1.24%	0.43	pts	1.11%	0.90%	0.21	pts
Prepaid mobile phone
Gross additions	156	216	(60)		867	796	71
Net (losses) additions	(73)	(7)	(66)		(50)	89	(139)
Total prepaid mobile phone subscribers [4,5]	1,111	1,255	(144)		1,111	1,255	(144)
Churn (monthly)	6.20%	5.90%	0.30	pts	6.12%	4.90%	1.22	pts
Mobile phone ARPU (monthly) [6]	$57.96	$58.69	($0.73)		$57.86	$57.89	($0.03)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    On April 3, 2023, we acquired approximately 501,000 Shaw Mobile postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.
3    Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
4    As at end of period.
5 Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.
6    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 9% increase in service revenue this quarter was primarily a result of:
•the cumulative impact of growth in our mobile phone subscriber base over the past year; and
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The decrease in mobile phone ARPU this quarter was primarily a result of the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The continued significant postpaid gross and net additions this quarter were a result of sales execution in a growing Canadian market.

Rogers Communications Inc.	8	Fourth Quarter 2023

Equipment revenue
The 17% increase in equipment revenue this quarter was primarily as a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•lower device upgrades by existing customers.

Operating expenses
Cost of equipment
The 15% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating expenses
The 9% increase in other operating expenses this quarter was primarily a result of:
•higher costs associated with the increased revenue and subscriber additions including commissions and costs associated with our expanded network; and
•investments made in customer service.

Adjusted EBITDA
The 10% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Fourth Quarter 2023

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	1,965	1,011	94		6,962	4,046	72
Equipment revenue	17	8	113		43	25	72
Revenue	1,982	1,019	95		7,005	4,071	72

Operating expenses	871	497	75		3,231	2,013	61

Adjusted EBITDA	1,111	522	113		3,774	2,058	83

Adjusted EBITDA margin	56.1%	51.2%	4.9	pts	53.9%	50.6%	3.3	pts
Capital expenditures	448	235	91		1,865	1,019	83

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2023	2022	Chg		2023	2022	Chg

Homes passed [2,3,4,5]	9,943	4,804	5,139		9,943	4,804	5,139
Customer relationships
Net (losses) additions	(1)	(6)	5		(2)	6	(8)
Total customer relationships 2,3,4.5	4,636	2,590	2,046		4,636	2,590	2,046
ARPA (monthly) [6]	$141.96	$129.92	$12.04		$142.58	$130.12	$12.46

Penetration [2]	46.6%	53.9%	(7.3	pts)	46.6%	53.9%	(7.3	pts)

Retail Internet
Net additions	20	7	13		77	52	25
Total retail Internet subscribers [2,3,4,5]	4,162	2,284	1,878		4,162	2,284	1,878
Video
Net (losses) additions	(12)	(10)	(2)		15	32	(17)
Total Video subscribers [2,3,4]	2,751	1,525	1,226		2,751	1,525	1,226
Smart Home Monitoring
Net losses	(1)	(1)	—		(12)	(12)	—
Total Smart Home Monitoring subscribers [2]	89	101	(12)		89	101	(12)
Home Phone
Net losses	(38)	(18)	(20)		(116)	(76)	(40)
Total Home Phone subscribers [2,3,4]	1,629	836	793		1,629	836	793
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction, which are not included in net additions, but do appear in the ending total balances for December 31, 2023. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.
4 On November 1, 2023, we acquired approximately 22,000 retail Internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of a Cable services reseller. None of these subscribers are included in net additions.
5    Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
6    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Rogers Communications Inc.	10	Fourth Quarter 2023

Service revenue
The 94% increase in service revenue this quarter was a result of:
•revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter; and
•an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings; partially offset by:
•continued increased competitive promotional activity; and
•declines in our Home Phone, Smart Home Monitoring, and Satellite subscriber bases.

The higher ARPA this quarter was primarily a result of the acquisition of Shaw.

Operating expenses
The 75% increase in operating expenses this quarter was primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 113% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2023

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue	558	606	(8)		2,335	2,277	3
Operating expenses	554	549	1		2,258	2,208	2

Adjusted EBITDA	4	57	(93)		77	69	12

Adjusted EBITDA margin	0.7%	9.4%	(8.7	pts)	3.3%	3.0%	0.3	pts
Capital expenditures	113	73	55		250	142	76

Revenue
The 8% decrease in revenue this quarter was a result of:
•lower sports-related revenue associated with the impact of a distribution from Major League Baseball in 2022; partially offset by
•higher advertising and subscriber revenue.

Operating expenses
The 1% increase in operating expenses this quarter was a result of higher programming costs.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2023

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2023	2022	% Chg		2023	2022	% Chg

Wireless	334	421	(21)		1,625	1,758	(8)
Cable	448	235	91		1,865	1,019	83
Media	113	73	55		250	142	76
Corporate	51	47	9		194	156	24

Capital expenditures [1]	946	776	22		3,934	3,075	28

Capital intensity [2]	17.7%	18.6%	(0.9	pts)	20.4%	20.0%	0.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we spent more on our wireless and wireline networks this year than we have in the past several years. This year, we continued to roll out our 5G network (the largest 5G network in Canada as at December 31, 2023) across the country, and continued with our commitment to expand coverage across Western Canada and in the TTC subway system. We also continued to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we expanded our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. We continued strengthening the resilience of our networks and made significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter reflects our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased in the quarter as the increase in capital expenditure investments, as noted above, was offset by higher revenue.

Rogers Communications Inc.	13	Fourth Quarter 2023

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct (add):
Depreciation and amortization	1,172	648	81	4,121	2,576	60
Restructuring, acquisition and other	86	58	48	685	310	121
Finance costs	568	287	98	2,047	1,233	66
Other (income) expense	(19)	(10)	90	362	(15)	n/m
Income tax expense	194	188	3	517	609	(15)

Net income	328	508	(35)	849	1,680	(49)
n/m - not meaningful

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Depreciation of property, plant and equipment	938	572	64	3,331	2,281	46
Depreciation of right-of-use assets	107	72	49	371	274	35
Amortization	127	4	n/m	419	21	n/m

Total depreciation and amortization	1,172	648	81	4,121	2,576	60

Total depreciation and amortization increased this quarter, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Restructuring and other	25	11	365	118
Shaw Transaction-related costs	61	47	320	192

Total restructuring, acquisition and other	86	58	685	310

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction.

The restructuring and other costs in the fourth quarters of 2022 and 2023 included severance-related costs associated with the targeted restructuring of our employee base. In 2023, we also incurred costs related to real estate rationalization programs.

Rogers Communications Inc.	14	Fourth Quarter 2023

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Total interest on borrowings [1]	531	381	39	1,981	1,354	46
Interest earned on restricted cash and cash equivalents	—	(130)	(100)	(149)	(235)	(37)

Interest on borrowings, net	531	251	112	1,832	1,119	64
Interest on lease liabilities	31	22	41	111	80	39
Interest on post-employment benefits	(3)	—	—	(13)	(1)	n/m
(Gain) loss on foreign exchange	(127)	(19)	n/m	(111)	127	n/m
Change in fair value of derivative instruments	111	16	n/m	108	(126)	n/m
Capitalized interest	(10)	(8)	25	(38)	(29)	31
Deferred transaction costs and other	35	25	40	158	63	151

Total finance costs	568	287	98	2,047	1,233	66
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 112% increase in net interest on borrowings this quarter was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction;
•interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction;
•interest expense associated with the long-term debt assumed through the Shaw Transaction; and
•interest expense associated with the $3 billion senior note issuance in September 2023; partially offset by
•the repayment at maturity of our US$850 million senior notes in November 2023 and US$500 million senior notes in March 2023.

Deferred transaction costs and other
The increase in "deferred transaction costs and other" this quarter is primarily a result of the amortization of the $262 million of consent fees paid in January 2023 to extend the special mandatory redemption outside date for the SMR notes issued in March 2022.

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2023	2022	2023	2022

Statutory income tax rate	26.2%	26.5%	26.2%	26.5%
Income before income tax expense	522	696	1,366	2,289
Computed income tax expense	137	184	358	607
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	11	9	9	10
Non-deductible (taxable) portion of equity losses (income)	1	1	(1)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	52	—	52	—
Non-taxable portion of capital gains	(1)	(5)	(1)	(5)
Non-taxable income from security investments	(6)	(3)	(16)	(12)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	—	—	111	—
Other items	—	2	5	—

Total income tax expense	194	188	517	609

Effective income tax rate	37.2%	27.0%	37.8%	26.6%
Cash income taxes paid	39	25	439	455

Rogers Communications Inc.	15	Fourth Quarter 2023

Cash income taxes paid increased this quarter due to the timing of installment payments. The decrease in our statutory income tax rate this quarter was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Net income	328	508	(35)	849	1,680	(49)
Basic earnings per share	$0.62	$1.01	(39)	$1.62	$3.33	(51)
Diluted earnings per share	$0.62	$1.00	(38)	$1.62	$3.32	(51)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct:
Depreciation and amortization [1]	923	648	42	3,357	2,576	30
Finance costs	568	287	98	2,047	1,233	66
Other income [2]	(19)	(10)	90	(60)	(15)	n/m
Income tax expense [3]	227	200	14	831	684	21

Adjusted net income [1]	630	554	14	2,406	1,915	26

Adjusted basic earnings per share	$1.19	$1.10	8	$4.60	$3.79	21
Adjusted diluted earnings per share	$1.19	$1.09	9	$4.59	$3.78	21
1    Effective the second quarter, we retrospectively amended our calculation of adjusted net income to exclude depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and twelve months ended December 31, 2023 of $249 million and $764 million (2022 - nil), respectively. Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Other income for the twelve months ended December 31, 2023 excludes a $422 million loss related to one of our joint venture's obligations to purchase at fair value the non-controlling interest in one of its investments.
3 Income tax expense excludes recoveries of $85 million and $366 million (2022 - recoveries of $12 million and $75 million) for the three and twelve months ended December 31, 2023, respectively, related to the income tax impact for adjusted items and it also excludes a $52 million expense (2022 - nil) for the three and twelve months ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

Rogers Communications Inc.	16	Fourth Quarter 2023

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,243	1,658	8,067	6,154
Change in net operating assets and liabilities	(369)	(201)	(627)	(152)
Income taxes paid	(39)	(25)	(439)	(455)
Interest paid, net	(456)	(287)	(1,780)	(1,054)

Cash provided by operating activities	1,379	1,145	5,221	4,493

Investing activities:
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Additions to program rights	(17)	(8)	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(222)	(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	786	—	(16,215)	(9)
Other	21	(5)	25	68

Cash used in investing activities	(224)	(1,011)	(20,200)	(3,263)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(96)	(38)	(1,439)	707
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	260	16	492	(11)
Transaction costs incurred	—	—	(284)	(726)
Principal payments of lease liabilities	(106)	(83)	(370)	(316)
Dividends paid	(191)	(253)	(960)	(1,010)

Cash (used in) provided by financing activities	(2,882)	(358)	2,479	11,355

Change in cash and cash equivalents and restricted cash and cash equivalents	(1,727)	(224)	(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	2,527	13,524	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Cash and cash equivalents	800	463	800	463
Restricted cash and cash equivalents	—	12,837	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Operating activities
This quarter, cash from operating activities increased primarily as a result of higher adjusted EBITDA, partially offset by higher interest paid.

Investing activities
Capital expenditures
During the quarter we incurred $946 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	17	Fourth Quarter 2023

Acquisitions and other strategic transactions
In December 2023, we sold our investment interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec in a private transaction. We subsequently used the cash received to repay a portion of our outstanding term loan facility (see "Long-term debt" below).

We also acquired a small Cable services reseller this quarter.

Financing activities
During the quarter we paid net amounts of $2,585 million (2022 - paid $22 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US CP program, and our short-term non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2023 and December 31, 2022.

	As at December 31	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	1,600	2,400
US commercial paper program (net of the discount on issuance)	150	214
Non-revolving credit facility borrowings (net of the discount on issuance)	—	371

Total short-term borrowings	1,750	2,985

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2023 and 2022.

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	306	1.373	420	1,803	1.357	2,447
Repayment of US commercial paper	(194)	1.361	(264)	(1,858)	1.345	(2,499)
Net proceeds received from (repayment of) US commercial paper			156			(52)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			—			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			—			(758)
Repayment of non-revolving credit facilities (US$) [1]	(183)	1.377	(252)	(2,125)	1.351	(2,870)
Total repayment of non-revolving credit facilities			(252)			(3,628)

Net repayment of non-revolving credit facilities			(252)			(387)

Net repayment of short-term borrowings			(96)			(1,439)
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	18	Fourth Quarter 2023

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			400			1,600
Net proceeds received from receivables securitization			400			1,600

Proceeds received from US commercial paper	1,450	1.354	1,963	6,745	1.302	8,781
Repayment of US commercial paper	(2,038)	1.360	(2,771)	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			(808)			(756)

Proceeds received from non-revolving credit facilities (Cdn$)			370			865
Total proceeds received from non-revolving credit facilities			370			865

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net proceeds received from (repayment of) non-revolving credit facilities			370			(137)

Net (repayment of) proceeds received from short-term borrowings			(38)			707

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "repayment of receivables securitization" above.

In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. The remaining facility can be drawn until June 2024 and will mature one year after we draw. Any drawings on this facility will be recognized as short-term borrowings on our consolidated statement of financial position. Borrowings under this facility will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all of our other credit facilities and senior notes and debentures. We have not yet drawn on this facility.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it was drawn. Any borrowings under these facilities were recorded as "short-term borrowings" as they were due within 12 months. Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our other credit facilities and senior notes and debentures. These facilities were repaid and terminated throughout 2023.

Rogers Communications Inc.	19	Fourth Quarter 2023

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2023 and 2022.

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(811)	1.337	(1,084)	(1,265)	1.340	(1,695)
Net (repayments) borrowings under term loan facility			(1,084)			4,387

Senior note issuances (Cdn$)			—			3,000

Senior note repayments (Cdn$)			(500)			(500)
Senior note repayments (US$)	(850)	1.371	(1,165)	(1,350)	1.373	(1,854)
Total senior notes repayments			(1,665)			(2,354)

Net (repayment) issuance of senior notes			(1,665)			646

Net (repayment) issuance of long-term debt			(2,749)			5,040
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Long-term debt net of transaction costs, beginning of period	44,094	32,235	31,733	18,688
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Long-term debt assumed through the Shaw Transaction	—	—	4,526	—
(Gain) loss on foreign exchange	(526)	(263)	(549)	1,271
Deferred transaction costs incurred	—	(262)	(31)	(988)
Amortization of deferred transaction costs	36	23	136	51

Long-term debt net of transaction costs, end of period	40,855	31,733	40,855	31,733

Rogers Communications Inc.	20	Fourth Quarter 2023

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. In September 2023, we repaid $500 million of the tranche maturing on April 3, 2027. This quarter, we repaid an additional $1.1 billion of the same tranche such that the term loan facility has been reduced to $4.4 billion, of which $400 million remains outstanding under the April 3, 2027 tranche.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three and twelve months ended December 31, 2023 and 2022.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2023 issuances
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par at any time.

Repayment of senior notes and related derivative settlements
In October 2023, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity.

In November 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes at maturity. There were no derivatives associated with these senior notes.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	21	Fourth Quarter 2023

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2023 and 2022. On January 31, 2024, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2024, to shareholders of record on March 11, 2024.

				Dividends paid (in millions of dollars)
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265
						—
January 26, 2022	March 10, 2022	April 1, 2022	0.50	252	—	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253	—	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253	—	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	253	—	253

In August 2023, we amended our dividend reinvestment plan (DRIP) to (i) provide for a small discount on the dividend reinvestment share price and (ii) allow for the issuance of treasury shares for the settlement of the DRIP dividends.

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct:
Capital expenditures [1]	946	776	22	3,934	3,075	28
Interest on borrowings, net and capitalized interest	521	243	114	1,794	1,090	65
Cash income taxes [2]	39	25	56	439	455	(4)

Free cash flow	823	635	30	2,414	1,773	36
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The increase in free cash flow this quarter was primarily a result of higher adjusted EBITDA, partially offset by higher interest on borrowings and higher capital expenditures.

Rogers Communications Inc.	22	Fourth Quarter 2023

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2023 and December 31, 2022.

As at December 31, 2023	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	7,943	1,600	253	151	5,939
1 The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	463	—	—	—	463
Bank credit facilities [2]:
Revolving	4,000	—	8	215	3,777
Non-revolving	1,000	375	—	—	625
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total [3]	7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.
3    Our restricted cash and cash equivalents as at December 31, 2022 are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction.

Our term loan facility that had an initial credit limit of $6 billion related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is now fully drawn. Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.85% as at December 31, 2023 (December 31, 2022 - 4.50%) and our weighted average term to maturity was 10.4 years (December 31, 2022 - 11.8 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	23	Fourth Quarter 2023

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2023	2022

Current portion of long-term debt	1,100	1,828
Long-term debt	39,755	29,905
Deferred transaction costs and discounts	1,040	1,122
	41,895	32,855
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate [1]	(808)	(1,876)
Subordinated notes adjustment [2]	(1,496)	(1,508)
Short-term borrowings	1,750	2,985
Current portion of lease liabilities	504	362
Lease liabilities	2,089	1,666
Cash and cash equivalents	(800)	(463)
Restricted cash and cash equivalents [3]	—	(12,837)

Adjusted net debt [1,4]	43,134	21,184
Divided by: trailing 12-month adjusted EBITDA	8,581	6,393

Debt leverage ratio	5.0	3.3

Divided by: pro forma trailing 12-month adjusted EBITDA [4]	9,095

Pro forma debt leverage ratio	4.7
1    Effective the second quarter of 2023, we amended our calculation of adjusted net debt to include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.
4    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023. To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of Shaw's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the three months beginning January 1, 2023.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the Shaw Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As a result of the significant debt we issued to finance the Shaw Transaction, and as planned when the Shaw Transaction was first announced, our debt leverage ratio has increased. As at December 31, 2023 our debt leverage ratio was 5.0 (December 31, 2022 - 3.3) and our pro forma debt leverage ratio was 4.7. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, and debt repayment, as applicable.

Rogers Communications Inc.	24	Fourth Quarter 2023

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2023.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (outlook negative)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

Outstanding common shares

	As at December 31	As at December 31
	2023	2022

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	418,868,891	393,773,306

Total common shares	530,020,902	504,925,317

Options to purchase Class B Non-Voting Shares
Outstanding options	10,593,645	9,860,208
Outstanding options exercisable	4,749,678	3,440,894
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction.
On October 3, 2023 and January 2, 2024, we issued 1.5 million and 1.2 million Class B Non-Voting Shares, respectively, as partial settlement of the dividend payable on those dates under the terms of our DRIP.

Rogers Communications Inc.	25	Fourth Quarter 2023

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2022 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 85.6% of our outstanding debt, including short-term borrowings, as at December 31, 2023 (December 31, 2022 - 91.2%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2023 and 2022.

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	10,177	1.365	13,891	38,205	1.348	51,517
Debt derivatives settled	11,171	1.363	15,226	34,964	1.348	47,126
Net cash paid on settlement			(27)			(10)

US commercial paper program
Debt derivatives entered	307	1.365	419	1,803	1.357	2,447
Debt derivatives settled	194	1.361	264	1,848	1.345	2,486
Net cash paid on settlement			(1)			(20)

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	1,450	1.354	1,963	6,745	1.302	8,781
Debt derivatives settled	2,033	1.360	2,764	7,292	1.306	9,522
Net cash received on settlement			16			64

As at December 31, 2023, we had US$3,241 million and US$113 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million), at an average rate of $1.352/US$ (December 31, 2022 - nil) and $1.369/US$ (December 31, 2022 - $1.352/US$), respectively.

Rogers Communications Inc.	26	Fourth Quarter 2023

Senior and subordinated notes
We did not enter into any debt derivatives related to senior notes issued during the three and twelve months ended December 31, 2023. In the twelve months ended December 31, 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and twelve months ended December 31, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in a repayment of $877 million, net of $288 million received on settlement of the associated debt derivatives.

As at December 31, 2023, we had US$14,750 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.259/US$ (December 31, 2022 - $1.233/US$).

During the twelve months ended December 31, 2022, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	93	1.312	122	274	1.336	366
Debt derivatives settled	42	1.310	55	142	1.310	186

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	45	1.356	61	156	1.321	206
Debt derivatives settled	34	1.294	44	124	1.306	162

As at December 31, 2023, we had US$357 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from January 2024 to December 2026 (December 31, 2022 - January 2023 to December 2025) at an average rate of $1.329/US$ (December 31, 2022 - $1.306/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	27	Fourth Quarter 2023

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.326	557	1,650	1.325	2,187
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	273	1.267	346	1,172	1.262	1,479

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	225	1.298	292	960	1.291	1,239

As at December 31, 2023, we had US$1,650 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from January 2024 to December 2025 (December 31, 2022 - January 2023 to December 2023) at an average rate of $1.325/US$ (December 31, 2022 - $1.250/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price change risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

During the twelve months ended December 31, 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units this year.

During the twelve months ended December 31, 2023, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

As at December 31, 2023, we had equity derivatives outstanding for 6.0 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2022 - $53.65).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	28	Fourth Quarter 2023

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			(27)			(10)
US commercial paper program			(1)			(20)
Senior and subordinated notes			288			522

Net proceeds on settlement of debt derivatives and forward contracts			260			492

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			16			64
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			16			(11)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48

Net mark-to-market liability				(538)

Rogers Communications Inc.	29	Fourth Quarter 2023

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54
Net mark-to-market expenditure derivative asset				54

Net mark-to-market asset				1,136

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	30	Fourth Quarter 2023

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Pro forma debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net (loss) income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Rogers Communications Inc.	31	Fourth Quarter 2023

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Net income	328	508	849	1,680
Add:
Income tax expense	194	188	517	609
Finance costs	568	287	2,047	1,233
Depreciation and amortization	1,172	648	4,121	2,576
EBITDA	2,262	1,631	7,534	6,098
Add (deduct):
Other (income) expense	(19)	(10)	362	(15)
Restructuring, acquisition and other	86	58	685	310

Adjusted EBITDA	2,329	1,679	8,581	6,393

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Net income	328	508	849	1,680
Add (deduct):
Restructuring, acquisition and other	86	58	685	310
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	249	—	764	—
Loss on non-controlling interest purchase obligation [1]	—	—	422	—
Income tax impact of above items	(85)	(12)	(366)	(75)
Income tax adjustment, tax rate change	52	—	52	—

Adjusted net income	630	554	2,406	1,915
1    Reflects a loss related to the change in the value of one of our joint venture's obligations to purchase at fair value the non-controlling interest in one of its investments.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Rogers Communications Inc.	32	Fourth Quarter 2023

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Cash provided by operating activities	1,379	1,145	5,221	4,493
Add (deduct):
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Interest on borrowings, net and capitalized interest	(521)	(243)	(1,794)	(1,090)
Interest paid, net	456	287	1,780	1,054
Restructuring, acquisition and other	86	58	685	310
Program rights amortization	(12)	(12)	(70)	(61)
Change in net operating assets and liabilities	369	201	627	152
Other adjustments [1]	12	(25)	(101)	(10)

Free cash flow	823	635	2,414	1,773
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	33	Fourth Quarter 2023

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2023				2022
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,868	2,584	2,424	2,346	2,578	2,267	2,212	2,140
Cable	1,982	1,993	2,013	1,017	1,019	975	1,041	1,036
Media	558	586	686	505	606	530	659	482
Corporate items and intercompany eliminations	(73)	(71)	(77)	(33)	(37)	(29)	(44)	(39)
Total revenue	5,335	5,092	5,046	3,835	4,166	3,743	3,868	3,619
Total service revenue [1]	4,470	4,527	4,534	3,314	3,436	3,230	3,443	3,196

Adjusted EBITDA
Wireless	1,291	1,294	1,222	1,179	1,173	1,093	1,118	1,085
Cable	1,111	1,080	1,026	557	522	465	520	551
Media	4	107	4	(38)	57	76	2	(66)
Corporate items and intercompany eliminations	(77)	(70)	(62)	(47)	(73)	(51)	(48)	(31)
Adjusted EBITDA	2,329	2,411	2,190	1,651	1,679	1,583	1,592	1,539
Deduct (add):
Depreciation and amortization	1,172	1,160	1,158	631	648	644	638	646
Restructuring, acquisition and other	86	213	331	55	58	85	71	96
Finance costs	568	600	583	296	287	331	357	258
Other (income) expense	(19)	426	(18)	(27)	(10)	19	(18)	(6)
Net income before income tax expense	522	12	136	696	696	504	544	545
Income tax expense	194	111	27	185	188	133	135	153
Net income (loss)	328	(99)	109	511	508	371	409	392

Earnings (loss) per share:
Basic	$0.62	($0.19)	$0.21	$1.01	$1.01	$0.73	$0.81	$0.78
Diluted	$0.62	($0.20)	$0.20	$1.00	$1.00	$0.71	$0.76	$0.77

Net income (loss)	328	(99)	109	511	508	371	409	392
Add (deduct):
Restructuring, acquisition and other	86	213	331	55	58	85	71	96
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	249	263	252	—	—	—	—	—
Loss on non-controlling interest purchase obligation	—	422	—	—	—	—	—	—
Income tax impact of above items	(85)	(120)	(148)	(13)	(12)	(20)	(17)	(26)
Income tax adjustment, tax rate change	52	—	—	—	—	—	—	—
Adjusted net income	630	679	544	553	554	436	463	462

Adjusted earnings per share:
Basic	$1.19	$1.28	$1.03	$1.10	$1.10	$0.86	$0.92	$0.91
Diluted	$1.19	$1.27	$1.02	$1.09	$1.09	$0.84	$0.86	$0.91

Capital expenditures	946	1,017	1,079	892	776	872	778	649
Cash provided by operating activities	1,379	1,754	1,635	453	1,145	1,216	1,319	813
Free cash flow	823	745	476	370	635	279	344	515
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	34	Fourth Quarter 2023

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022

Revenue	5,335	4,166	19,308	15,396

Operating expenses:
Operating costs	3,006	2,487	10,727	9,003
Depreciation and amortization	1,172	648	4,121	2,576
Restructuring, acquisition and other	86	58	685	310
Finance costs	568	287	2,047	1,233
Other (income) expense	(19)	(10)	362	(15)

Income before income tax expense	522	696	1,366	2,289
Income tax expense	194	188	517	609

Net income for the period	328	508	849	1,680

Earnings per share:
Basic	$0.62	$1.01	$1.62	$3.33
Diluted	$0.62	$1.00	$1.62	$3.32

Rogers Communications Inc.	35	Fourth Quarter 2023

Rogers Communications Inc.
Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2023	2022

Assets
Current assets:
Cash and cash equivalents	800	463
Restricted cash and cash equivalents	—	12,837
Accounts receivable	4,996	4,184
Inventories	456	438
Current portion of contract assets	163	111
Other current assets	1,202	561
Current portion of derivative instruments	80	689
Assets held for sale[1]	137	—
Total current assets	7,834	19,283

Investments	598	2,088
Derivative instruments	571	861
Financing receivables	1,101	886
Other long-term assets	670	681
Property, plant and equipment, intangible assets, and goodwill [2]	58,508	31,856

Total assets	69,282	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,750	2,985
Accounts payable and accrued liabilities	4,221	3,722
Other current liabilities	434	252
Contract liabilities	773	400
Current portion of long-term debt	1,100	1,828
Current portion of lease liabilities	504	362
Total current liabilities	8,782	9,549

Provisions	54	53
Long-term debt	39,755	29,905
Lease liabilities	2,089	1,666
Other long-term liabilities	1,783	738
Deferred tax liabilities	6,379	3,652
Total liabilities	58,842	45,563

Shareholders' equity	10,440	10,092

Total liabilities and shareholders' equity	69,282	55,655
1 As at December 31, 2023, certain real estate assets with a net book value totaling $137 million have been classified as held for sale.
2    The preliminary Shaw Transaction purchase price allocation is subject to change as we continue to finalize the values of the acquired intangible and related assets and corresponding tax impacts.

Rogers Communications Inc.	36	Fourth Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022
Operating activities:
Net income for the period	328	508	849	1,680
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,172	648	4,121	2,576
Program rights amortization	12	12	70	61
Finance costs	568	287	2,047	1,233
Income tax expense	194	188	517	609
Post-employment benefits contributions, net of expense	21	47	46	19
Losses from associates and joint ventures	—	2	412	31
Other	(52)	(34)	5	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,243	1,658	8,067	6,154
Change in net operating assets and liabilities	(369)	(201)	(627)	(152)
Income taxes paid	(39)	(25)	(439)	(455)
Interest paid, net	(456)	(287)	(1,780)	(1,054)

Cash provided by operating activities	1,379	1,145	5,221	4,493

Investing activities:
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Additions to program rights	(17)	(8)	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(222)	(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	786	—	(16,215)	(9)
Other	21	(5)	25	68

Cash used in investing activities	(224)	(1,011)	(20,200)	(3,263)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(96)	(38)	(1,439)	707
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	260	16	492	(11)
Transaction costs incurred	—	—	(284)	(726)
Principal payments of lease liabilities	(106)	(83)	(370)	(316)
Dividends paid	(191)	(253)	(960)	(1,010)

Cash (used in) provided by financing activities	(2,882)	(358)	2,479	11,355

Change in cash and cash equivalents and restricted cash and cash equivalents	(1,727)	(224)	(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	2,527	13,524	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Cash and cash equivalents	800	463	800	463
Restricted cash and cash equivalents	—	12,837	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Rogers Communications Inc.	37	Fourth Quarter 2023

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022

Accounts receivable, excluding financing receivables	(182)	(285)	(362)	(201)
Financing receivables	(433)	(315)	(367)	(162)
Contract assets	(19)	1	(44)	8
Inventories	6	(112)	(4)	98
Other current assets	35	26	1	25
Accounts payable and accrued liabilities	77	380	11	36
Contract and other liabilities	147	104	138	44

Total change in net operating assets and liabilities	(369)	(201)	(627)	(152)

Rogers Communications Inc.	38	Fourth Quarter 2023

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2023	2022

Term loan facility			4,400	Floating	4,286	—
Senior notes	2023	US	500	3.000%	—	677
Senior notes	2023	US	850	4.100%	—	1,151
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2024		500	4.350%	500	—
Senior notes	2025	US	1,000	2.950%	1,323	1,354
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	926	948
Senior notes	2026		500	5.650%	500	—
Senior notes	2026	US	500	2.900%	661	677
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	—
Senior notes	2027	US	1,300	3.200%	1,719	1,761
Senior notes	2028		1,000	5.700%	1,000	—
Senior notes [1]	2028		500	4.400%	500	—
Senior notes [1]	2029		500	3.300%	500	—
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2030		500	5.800%	500	—
Senior notes [1]	2030		500	2.900%	500	—
Senior notes	2032	US	2,000	3.800%	2,645	2,709
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	265	271
Senior notes	2033		1,000	5.900%	1,000	—
Senior notes	2038	US	350	7.500%	463	474
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	—
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	992	1,016
Senior notes	2043	US	500	4.500%	661	677
Senior notes	2043	US	650	5.450%	860	880
Senior notes	2044	US	1,050	5.000%	1,389	1,422
Senior notes	2048	US	750	4.300%	992	1,016
Senior notes [1]	2049		300	4.250%	300	—
Senior notes	2049	US	1,250	4.350%	1,653	1,693
Senior notes	2049	US	1,000	3.700%	1,323	1,354
Senior notes	2052	US	2,000	4.550%	2,645	2,709
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	992	1,016
					41,895	32,855
Deferred transaction costs and discounts					(1,040)	(1,122)
Less current portion					(1,100)	(1,828)

Total long-term debt					39,755	29,905
1 Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023 and 2022.
3    The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	39	Fourth Quarter 2023

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and the targets we set for it;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included in this document includes, but is not limited to, information and statements under "2024 Outlook" relating to our 2024 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Rogers Communications Inc.	40	Fourth Quarter 2023

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all;
•risks related to the Shaw Transaction, including the possibility:
•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in our Third Quarter 2023 MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2024 guidance
Our 2024 guidance ranges presented in "2024 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2024:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2023;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2024 compared to 2023;
•overall wireless market penetration in Canada grows in 2024 at a similar rate as in 2023;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Ignite TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

Rogers Communications Inc.	41	Fourth Quarter 2023

•we continue to make expenditures related to our Home roadmap in 2024 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2024 US dollar-denominated expenditures is hedged at an average exchange rate of $1.33/US$;
•key interest rates remain relatively stable throughout 2024; and
•we retain our investment-grade credit ratings.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the "Regulatory Developments" and "Updates to Risks and Uncertainties" sections in our Third Quarter 2023 MD&A and fully review the sections in our 2022 Annual MD&A entitled "Regulation in Our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	42	Fourth Quarter 2023